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WRITER'S DIRECT NUMBER:
81-3-5251-1601

December 17, 2004

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Corporation
<u>Rule 12g3-2(b) File No. 82-3326</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are five English language press releases issued by the Company between November 19, 2004 and November 30, 2004. Additionally, between November 10, 2004 and November 30, 2004, the Company issued fourteen press releases in Japanese without preparing English translations. We have therefore furnished English summaries of these Japanese language press releases below:

- Press release, dated November 10, 2004, on the release of "BF TYPE UC260F-OL8," ultrasound fiber video scope for respiratory system, designed to diagnose dissemination of lung cancer to lymph

dw 12/30

- Press release, dated November 11, 2004, announcing the launch of a new system and the service of which interlocks the print image and the content of cellular phone

- Press release, dated November 15, 2004, announcing the opening of event "Robe Gallery at Roppongi Hills," which allows the participants to experience the Company's new products "i:robe" and "m:robe"

- Press release, dated November 16, 2004, announcing the Company's joint efforts with a Director, Mr. Mamoru Oshii, at Aichi International Exposition, using the Company's 800-megapixel digital animation camera and HDD recorder

- Press release dated November 18, 2004, announcing the Company's promotion of "m:robe," HDD music player, collaborated with "OnGen," music download service by Usen Broad Networks

- Press release dated November 19, 2004 on the launch of the "OLYMPUS Studio 1.2," advanced RAW image photofinishing and camera control

- Press release, dated November 19, 2004, on the launch of the "LTF TYPE VP," 5.4mm flexible video VISERA coeliscope and pleural cavity video scope

- Press release, dated November 22, 2004, on the development of the technology that allows high speed DNA analysis with a very small quantity of sample at nano-gram level

- Press release, dated November 24, 2004, announcing the Company's contribution to the advancement of basic biological research, medical science and pharmacology: the development of Two In Vivo Fluorescence Molecular Imaging Systems

- Press release, dated November 25, 2004, on the launch of "MX61," a semiconductor testing microscope and "MX61L," FPD testing microscope applicable to 300mm wafer

- Press release, dated November 25, 2004, on the launch of "i:robe Dock & Done! Step Up Campaign" to promote a new feature, "Dock & Done" system, which allows users to save and print pictures taken with digital camera

- Press release, dated November 26, 2004, on the development of "High-resolution 3D System" with compact display and new endoscope optical systems designed to ease eyestrain among surgeons

- Press release, dated November 29, 2004, on the introduction of "μ-40 DIGITAL," all-weather, next generation standard model for the μ DIGITAL compact digital camera series

- Press release, dated November 30, 2004, on the development of Capsule Endoscopes and Peripheral Technologies for further expansion and progress in endoscope applications: Capsule Endoscope Technologies aiming to extend application to the esophagus, stomach, colon, etc.

Finally, on December 9, 2004, the Company issued, for distribution to shareholders, an Interim Business Report in Japanese without preparing an English translation. We have therefore furnished an English summary of the Interim Business Report below:

- Interim Business Report for the six months ended September 30, 2004, as issued by the Company on December 9, 2004 for distribution to shareholders, which includes:

    - Historical movements of major financial indices

    - Message to shareholders from Tsuyoshi Kikukawa, President and Representative Director of the Company

    - Interview with Tsuyoshi Kikukawa, President and Representative Director of the Company

    - Topic: The Company's participation in the United Nation Global Compact

    - Discussion of overall and segment business results

    - Discussion of Olympus Technology Fair 85, conducted on December 1, 2004 through December 3, 2004

    - Discussion of New Photo Life Solution

    - Interim consolidated and unconsolidated financial statements

    - Basic corporate data

    - List of directors, corporate auditors and executive officers

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Wakako Takatori / pfg

Wakako Takatori

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

November 19, 2004

Olympus Announces Olympus Studio 1.2

Olympus Studio — Advanced RAW Image Photofinishing and Camera Control, Now with Powerful Support for the E-300

Olympus Imaging Corporation (President: Hiroshi Komiya) is pleased to announce the "Olympus Studio 1.2" software package. In addition to the features of the "Olympus Studio" package, which provides powerful digital work-flow support for digital single-lens reflex users, including professional photographers, the new package provides advanced RAW photofinishing and camera control functions. It also supports the "E-300" entry-level single-lens reflex camera. The new software will go on sales in late December.

Overview

Product	Manufacturer's MSRP	Release Date
"Olympus Studio 1.2" digital work-flow software package	Open price	late December 2004

*In addition to the packaged version, the new product will also be available for download from the Olympus Imaging website on a 30-day free trial basis.

*Users of the existing "Olympus Studio" package will be able to upgrade free of charge. Details will be provided on the Olympus Imaging website when the new product is launched.

Product Features

1) RAW photofinishing and camera control functions for "E-300" entry-level digital single-lens reflect camera (8 megapixels)
2) Rapid response for stress-free setting of RAW photofinishing parameters
3) New "automatic tone adjustment" function — By automatically setting and adjusting optimal tone curves for individual parts of the image, the software provides tone gradation even in parts darkened by backlighting or shadowed by excessive frontlighting. The result is images that appear closer to naked-eye impressions.

Operating Environment for OLYMPUS Studio 1.2

● **Operating Requirements**

Windows

OS	Windows 98SE/Me/2000/XP
CPU	Pentium III 500MHz or higher
RAM	At least 128MB (256MB or higher recommended)
Monitor	At least 1024x768 dots, 65,536 colors, (multi-monitor environment supported)

Macintosh

OS	Mac OS9.1-9.2.2. Mac OS X 10.1.3 or later
CPU	Power PC G3 500MHz or higher
RAM	At least 192MB for application (Mac OS X : at least 256MB)

Monitor	At least 1024x768 dots, 65,536 colors, (multi-monitor environment supported)

* Some functions may be unavailable under Mac OS9.

I N F O R M A T I O N

November 24, 2004

Olympus Contributes to the Advancement of Basic Biological Research, Medical Science and Pharmacology.

Two In Vivo Fluorescence Molecular Imaging (*1) Systems Developed

Olympus Corporation (President: Tsuyoshi Kikukawa) has developed two in vivo fluorescence molecular imaging systems for use with small animals. One is the Micro laser scanning microscope system capable of micro-level observations which was developed through a research program funded by a NEDO grant (*2). The objective lens of the microscope is the world's smallest diameter at just 1.3mm, allowing the microscope to be used for in vivo fluorescence observation of organs, etc., in small animals. Another is the In vivo fluorescence observation system, which allows external observation of fluorescence signal in small animals. It features a new optical system that supports high-sensitivity observations across a wide range of magnifications.

This technology allows real-time monitoring of phenomena that only occurs in vivo, such as cancer metastasis and blood flows. It also has the potential to contribute in many other fields, such as research into drug efficacy and the treatment of diseases. Olympus will continue to develop this technology with a view to its eventual commercialization and use in humans in the future.

*1 Fluorescence molecular imaging: This technology uses fluorescence to analyze the dynamic states of cells and molecules in order to analyze the molecular functions that control biological phenomena in living body. The aim is to develop pharmaceuticals and therapies by using dynamic analysis of fluorescence-labeled compounds or localized analysis of cancer cells or proteins as systems, thereby providing a visual representation of the dynamic states of molecules.

*2 NEDO grant research program: The New Energy and Industrial Technology Development Organization (NEDO) provided a grant for a research program (2001-2003) leading to the development of a practical endomicroscope. The aim was to establish multi-wavelength endomicroscopy technology as the basis for a practical laser scanning microscope system that could be inserted into the channel of an endoscope.

[Micro laser Scanning Microscope system]

1. The Micro laser scanning microscope system has an ultra-slim microscopic objective lens that can be directly inserted into locations where fluorescence probes have been previously introduced, such as the stomachs or hearts of small animals. Its allows fine observation of cells via images shown on monitors. The microscope system was developed for various uses,

including research into internal blood flows, the in vivo behavior of molecular chains (signal pathways), drug effectiveness, and the mechanisms of diseases.

□Overview of Main Features

1. World's smallest objective lens — only 1.3mm
2. Multiple lasers for a wide range of observation methods

[In Vivo Fluorescence Observation System]

The In vivo fluorescence observation system is an imaging system that allows highly sensitive detection of fluorescent signals out of the bodies of small laboratory animals. The optical system has a wide range of magnification, from macro-level observation of an small animal, to observation of microscopic locations at the cellular level. With this system, it is possible to monitor in vivo processes in small laboratory animals, including the behavior of molecular chains, the metastasis of cancer, and the effects of drugs administered to the subject.

□Overview of Main Features

1. New optical system — supports highly sensitive in vivo observations of small laboratory animals from outside of the body, detecting weak fluorescence signals
2. Rapid adjustment across a wide range of magnifications from micro to macro levels
3. Automatic adjustment of CCD camera and optical system to ensure optimal observation at each magnification

[Exterior view of two fluorescence molecular imaging systems]

Prototype Micro laser scanning microscope   Prototype In vivo observation system

[Reasons for Development]

Molecular chains (signal pathways) are responsible for all biological phenomena. There has been a growing need in recent years for molecular imaging equipment capable of observing molecular behavior in vivo. Molecular targeting drug (*3) offer enormous benefits, including the ability to treat diseases by interrupting the molecular chains that cause them. Moreover, progress in the life sciences has narrowed the gap between basic research and clinical practice. This trend has heightened the

importance of "translational research," the purpose of which is to link seeds created by basic research with the needs of clinical medicine.

This newly developed microscope technology allows wide-ranging in vivo observation of small animals from the micro level to the macro level. It was developed for use in various fields, including medicine, biology and pharmacology, as well as studies concerning the effects of drugs. It can also be used to study phenomena that only occur in living subjects, such as metabolic processes and cancer metastasis. Another use for this technology is in translational research, the aim of which is to apply the results of research into individual molecules or cells to medical therapy. In developing this technology, Olympus used knowledge accumulated through its activities as a manufacturer of microscopes and endoscopes, including elemental technologies in the field of molecular and in vivo imaging.

The Micro laser scanning microscope was developed by combining the results of NEDO-funded research into the development of a practical endomicroscope with laser scanning microscope technology.

Because this technology allows continuous observation of small laboratory animals, it will help to reduce the number of animals used in research experiments.

Olympus aims to contribute to society through the advancement of basic biological research and translational research, by developing products based on this technology, and by creating systems suitable for use in humans in the future.

*3 Molecular targeting drug: This new class of therapeutic drugs has attracted considerable interest in recent years, especially in the field of cancer treatment. Because they act on specific cells that are involved in diseases, they are reported to cause fewer side-effects than conventional drugs.

□ Detailed Features of the Micro laser Scanning Microscope

1. World's smallest objective lens — only 1.3mm diameter

Olympus has developed the world's smallest ultra-slim microscopic objective lens. Small enough to allow insertion into the body of a small animal, this lens allows observations at total magnifications up to 1,000x. It is based on knowledge gained through a NEDO-funded research program into the development of a practical endo-microscope.

On the left: the tip of 0.5mm mechanical pencil, on the right: the 1.3mm object lens — the world's smallest

2. Multiple lasers for a wide range of observation methods

The system is equipped with multiple lasers for a wide range of experimental purposes. There is an argon laser for use with fluorescent proteins, as well as laser light sources in ranges that pass easily through the bodies of small laboratory animals, including red and infra-red.

□ Detailed Features of the In Vivo Fluorescence Observation System

1. New optical system

The optical system allows highly sensitive in vivo observations of fluorescence signals emitted inside small laboratory animals from outside of their bodies. The 3-D CAD technology used in the system is optimized to provide bright fluorescence images. The glass materials used were carefully selected to allow sensitive fluorescence observation.

2. Rapid adjustment

Because the magnification can be adjusted rapidly from micro to macro levels, it is possible to make observations across a wide range of levels. For example, the system could be used at low magnification to obtain an overall image of a small laboratory animal, followed by high-magnification observations of various phenomena, such as blood flows in new capillaries formed in the vicinity of subcutaneous cancer cells.

3. Automatic adjustment of CCD camera and optical system

To ensure optimal observation at each magnification, the illumination systems are automatically adjusted according to the magnification. Further optimization is possible by entering the name of the fluorescence probes used in the experiment and the observation magnification on the imaging software.

Please address all inquiries to the following

Media representatives: Ayako Nagami,
PR & IR Department, Olympus Corporation
TEL 03-3340-2052 (direct line) FAX 03-3340-2130
Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-Chome, Shinjuku-ku Tokyo 163-0914, Japan

Your Vision, Our Future

I N F O R M A T I O N

November 26, 2004

Newly Developed "High-resolution 3D System" will Ease Eyestrain among Surgeons

— Physicians performing endoscopic surgery will welcome a more natural three-dimensional view when suturing and other procedures are required —

Olympus Medical Systems Corporation *1 (President: Kouji Miyata) has developed a new "High-resolution 3D system" with compact display and new endoscope optical systems designed to minimize image distortion. The new system was developed in response to surgeons' concerns about eyestrain experienced when using existing 3D endoscopes. Olympus Medical Systems plans to conduct further research to verify this technology.

*1 Olympus Medical Systems Corporation was formerly the Medical Systems Group of Olympus Corporation (President: Tsuyoshi Kikukawa). It became a separate company on October 1, 2004.

The new "High-resolution 3D System" utilizes Olympus's advanced technology in the areas of endoscopes and surgical microscopes.

It consists of the following elements:

① 3D display and balance arm

② 3D endoscope and holding arm

③ 2D monitor for assistant

④ 3D display stand (containing controller)


③
①
②
④

Photo: Prototype of the High-resolution 3D System

●Project Background

Today, endoscopic surgery is used to treat many conditions requiring delicate procedures, such as radical prostatectomy and coronary artery bypass grafting. Some facilities in Europe and North America employ special surgical robots that are combined with 3D endoscopes as standard equipment. In Japan, the development of 3D endoscopes for endoscopic surgery began around 1992, and Olympus released a system with specially designed spectacles in 1996. There are several types of 3D endoscopes. Some require the use of LCD shutter spectacles or polarized spectacles, while others allow the surgeon to view 3D images on a monitor without the need for special spectacles. However, surgeons have complained of eyestrain experienced when looking through these systems, and so the systems are still not widely used. The eyestrain appears to result from unnatural eye movements that occur when viewing images in ways that are different from natural observation with the naked eye. Possible reasons include a) significant differences between the images viewed with each eye, including variations in size, resolution, brightness and color, and other distortions, and b) left-right "crosstalk," where

the image seen by the left eye is also visible to the right, and vice versa.

Components of the newly developed High-resolution 3D System include a bright, crosstalk-free display device, an endoscope that can be switched between 3D and wide-angle 2D viewing, and a balance arm that can be positioned to suit any viewing position. It also features a new optical system designed to provide more natural 3D images.
Olympus Medical Systems will continue to contribute to the advancement of medicine by providing medical professionals and hospitals with safe, dependable and highly efficient medical tools for use in minimally invasive diagnostic procedures. Its aim is to optimize efficiency and contribute to the early detection and treatment of disease by supplying high-quality, high-performance products and services to support patient-friendly medicine.

● Features of the High-resolution 3D System

(1) Optical system designed to reduce eyestrain

The 3D imaging system has two compact high-resolution displays (6-inch SXGA LCD monitors with 1,280 x 1,024 resolution). Crosstalk, which is thought to cause eyestrain, is eliminated, since the left and right displays are viewed independently. When linked to a 3D endoscope equipped with a low-distortion optical system, this system reduces left-right image variation and provides 3D images that look more natural.


Left display
Right display
Left eye
Right eye

Figure: Crosstalk-free optical system

(2) Designed for Ease of Use

The balance arm and holding arm allow the 3D display and 3D endoscope to be moved freely to suit the viewing position of the surgeon.

(3) 3D Endoscope Switchable between 3D and Wide-Angle 2D

The endoscope can be switched between 3D and wide-angle 2D as required. The 3D view is ideal for delicate procedures requiring a sense of depth, such as suturing, while the 2D view is effective for checking orientation, such as the relative positions of the surgery site and the forceps. To achieve this performance, priority was given to high-quality, distortion-free images in the design of the 3D optical system, while the 2D optical system was designed to support wide-angle observation.


Wide 2D-view
Common lens train
Orientation lens train ϕ2.2
Orientation image
Main 3D-view
Shared Prism
3D-Left lens train ϕ4.15
3D-Right lens train ϕ4.

Figure: 3D endoscope optical system

For further information, please contact :

・Public Relations and Investor Relations, Olympus Corporation

Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914 Japan

Tel: +81-3-3340-2374 Fax: +81-3-3340-2130

Home page: http://www.olympus.co.jp/

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

November 29, 2004

OLYMPUS INTRODUCES ALL-WEATHER μ-40 DIGITAL AS A NEXT-GENERATION STANDARD MODEL FOR THE μ DIGITAL COMPACT DIGITAL CAMERA SERIES

•5-megapixel image quality and 3x optical zoom

•2.5-inch HyperCrystal™ LCD monitor

•Sleek new design and shooting ease

The information contained in this news release applies only to the Japanese market

Summary

Olympus Imaging Corporation (President: Hiroshi Komiya) is pleased to announce the introduction of the 5-megapixel*[1] and 3x optical zoom all-weather μ-40 DIGITAL compact digital camera. Equipped with a 2.5-inch, high-definition LCD monitor that offers a wide viewing angle.

The μ-40 DIGITAL is a next-generation standard model for the μ DIGITAL line. In addition to the all-weather construction that the μ DIGITAL series known for, the μ-40 DIGITAL features a new flat-surface body design, a large LCD monitor, and a wide range of easy-to-use high-performance shooting functions.

Although exceedingly compact, the μ-40 DIGITAL is equipped with a 2.5-inch, high-definition HyperCrystal™ LCD monitor that provides a bright, clear image for both shooting and viewing, with 160° screen visibility on both the horizontal and vertical axis. The camera also features the "Top Shell Barrier" first introduced on the μ-mini DIGITAL, and boasts full-flat body design and a fast startup time of less than one second.

A total of 20 Scene Program modes make it easy for users to obtain optimum results in virtually any shooting situation. There are 16 scene-based modes, as well as 2 new Shoot & Select modes that make it easier to capture moving subjects, and 2 new Underwater modes for underwater wide-angle and macro shooting.

Outstanding image quality with superbly resolved detail is ensured by a 5-megapixel CCD, a newly developed 3x optical zoom lens with 3 aspherical elements, and our exclusive TruePic TURBO image processor.

The body is offered in 3 elegant colors to suit the user's preference.

*[1] Effective pixels

Product Line-Up

Product Name	MSRP	Launch Date	Monthly Production
μ-40 DIGITAL Diamond Dust (silver)	open pricing	10th December 2004	70,000 units
μ-40 DIGITAL Eclipse Night (navy blue)			
μ-40 DIGITAL Red Moon (red)			



<Front>



<Back>

Main Features

1. 2.5-Inch, High-Definition HyperCrystal LCD Monitor Adds to Shooting & Viewing Pleasure

●HyperCrystal LCD Monitor

The μ-40 DIGITAL is equipped with a HyperCrystal LCD monitor that is notable for its high contrast, wide viewing angle, and excellent visibility in bright outdoor light.

High Contrast

Imaging is sharp and clear, because contrast is 3 times higher than it is on the semi-transmissive LCD monitors used on most standard models.

Wide 160° Viewing Angle

The monitor's wide, 160° viewing angle on both the horizontal and vertical axis ensures a clear view of the subject even when taking high or low angle shots. It also ensures a clear view when several people are gathered around the camera to view images.

Excellent Visibility in Bright Outdoor Light

The monitor offers excellent visibility at beaches, ski resorts, and other bright outdoor locations where conventional LCD monitors can be difficult to see.

●Large, 2.5-Inch Monitor Screen

The 2.5-inch monitor's large size not only makes it easy to shoot and view images, it also enhances operating ease by allowing menus and setting parameters to be displayed in large, legible type. In addition, it makes it easier and more enjoyable for users to take advantage of the camera's Scene Program modes and Calendar and Album functions.

Convenient Scene Program Navigation Menu with Sample Images

When selecting Scene Program modes, a sample image and brief text description are displayed on the large LCD monitor to facilitate navigation and mode selection, making it easy to obtain optimum results in a wide range of situations. For example, when Landscape + Portrait mode is selected, an example image is displayed along with the words, "For shooting both main subject and background. Vivid reproduction of blues and greens." so it's easy for users to immediately determine which mode to use to get optimum image quality.

Album Function for Photo Album Viewing on the Go

Captured images can be organized into albums on the camera's memory card, and the albums can be

beautifully displayed on the large HyperCrystal LCD monitor at any time. In effect, the μ-40 DIGITAL is a camera-and-photo-album-in-one, so users can carry it with them and share their photos with others wherever they go. The Album function is an easier-to-use version of the one that was first introduced on the Olympus AZ-1. Now, instead of only being able to add photos to an album one at a time, users can add all images taken on a particular date, all movie clips, or all protected images in a single operation. In addition, the Album function can now be easily and quickly accessed via the Mode dial

Calendar Display Function

A Calendar function automatically organizes images according to the date they were taken, and can display the first shot taken each day in a one-month calendar format. In addition to making chronological image management easy, it's a fun way to create personal photo diaries.

2. Outstanding Image Quality From a Compact Body

●Newly Designed Lens Unit Assures Superb Image Quality

Three aspherical lens elements produced using advanced bonding technologies are incorporated into the compact lens unit. Consisting of only 5 elements in 3 groups, the lens achieves high light transmission with minimal reflection for exceptionally clear, crisp imaging.

●Ultra-High-Definition CCD and Exclusive TruePic TURBO Image Processing

1/2.5-inch, ultra-high-definition 5.0-megapixel CCD performance is maximized by exclusive Olympus TruePic TURBO image processing for sharp, clear image quality and superb high-resolution detail. In addition, TruePic TURBO also cuts recording and playback delays to assure more carefree shooting.

3. Renowned μ DIGITAL Series All-Weather Construction, Plus Sound Recording

In addition to exclusive Olympus all-weather construction that offers protection equivalent to IEC Standard Publication 529 IPX4 (protection against water splashed from any direction), the μ-40 DIGITAL also features built-in sound recording capability. As a result, users can enjoy carefree still-image and movie shooting with sound at beaches and ski resorts, shrug off passing showers at sporting events, and shoot snaps in the kitchen without fear of water splashes.

4. 20 Scene Program Modes for Beautiful Results in Virtually Any Situation

●Four New Scene Program Modes

Four new Scene Program modes have been added. In addition to optimized settings for Beach & Snow, Indoor, Show Window, Night Scene, Sports, Cuisine, Candle, and other Scene Program modes, there are Shoot & Select 1 and Shoot & Select 2 modes, as well as Underwater Wide and Underwater Macro modes. The large high-definition monitor displays an example photo and a brief

text explanation for each Scene Program mode to allow fast, easy selection. As a result, even entry-level users will find it easy to obtain optimum results in virtually any situation.

- Shoot & Select 1: Sequential shooting of up to 4 frames (at 1.5 frames/sec.) allows the user to review and select the best shot out of the series, discarding the others. It's an ideal way to capture a particular moment or fleeting facial expression.
- Shoot & Select 2: Continuous AF and sequential shooting of up to 100 frames allows the user to review and select the best shot out of the series, discarding the others. It's an ideal mode to use when shooting children, pets, or other subjects that move around a lot.
- Underwater Wide: For underwater use with the optional Water Protector*[2] housing. Optimizes settings to suit the primarily blue tones of the underwater environment. An AF Lock function also makes it easier to focus the camera when wearing diving gloves.
- Underwater Macro: For underwater use with the optional Water Protector housing. Optimizes settings for foreground subjects and, like Underwater Wide mode, allows the AF button to be independently operated to ensure greater focusing ease when wearing gloves.

*[2] Optional PT-026 Water Protector required for underwater use.

5. New Design Fuses High Image Quality with Functional Elegance

●3 Elegant Body Color Choices

The camera is offered in 3 colors, each named after a natural phenomenon associated with light or the moon: Diamond Dust (silver), Eclipse Night (navy blue), and Red Moon (red). With their elegant names and distinctive hues, each makes a unique statement.

●Top Shell Barrier for Full-Flat Body Design and Fast Startup

The μ-40 DIGITAL uses the Top Shell Barrier system first introduced on the μ-mini DIGITAL. Full-flat when closed, the barrier retracts into the camera body instantly when the power is switched on. With a startup time of less than one second, it allows users to respond quickly to photographic opportunity, ensuring fewer missed shots. Full-flat, protrusion-free design also makes the camera easy to put into or remove from a pocket, and enhances all-weather convenience by making it easy to wipe away any water droplets.

●Simple and Functional Flat-Face Design

The Top Shell Barrier allows full-flat design to be achieved on the front of the camera. The back of the camera features a simple and functional design that emphasizes the large, 2.5-inch LCD monitor, provides a comfortable grip, and elegantly reflects the high-performance capabilities packed inside.

●Large, Easy-to-Use Mode Dial

Switching between the four most frequently used operating modes — Still Photo, Movie, Playback, and Album — is effected by a Mode dial on the back of the camera. Large and easy to operate, the dial allows users to instantly switch from one operating mode to another.

Other Features

●Multi AF Focusing

A multi-point autofocusing system ensures accurate focusing even when the main subject is not positioned in the center of the frame. When iESP is selected in the autofocusing menu, the camera automatically detects where the subject is located and focuses on that point. In addition, an AF target mark appears in the viewfinder so that the user can confirm where the current focus point.

●Super Macro Shooting at Maximum Telephoto Setting

Super Macro mode allows users to shoot from as close as 7cm, filling the frame with a subject area measuring approximately 27mm x 20mm. The mode's shallow depth of field enhances perspective to ensure dramatic close-up images, and because the lens is fixed at the maximum telephoto setting, there is little danger that the user's shadow will fall on the subject being photographed.

●240-Shot Battery Shooting Life

Battery shooting life is approximately 240 images, and the lithium battery is rechargeable to allow repeated use.

●Easy-to-Enjoy Still-Image Editing Functions

Images can be easily edited in the camera without using a computer. In addition to Black & White, Sepia, Resize, and Trim functions, the μ-40 DIGITAL also features the Fisheye and Soft Focus editing functions that were first introduced on the μ-mini DIGITAL. Fisheye, for example, can be applied to an image of a dog's face to emphasize just the nose of the dog. In the same manner, Soft Focus, which gives images a soft, romantic look, is perfect for portraits and pictures of flowers. Because these effects can easily be applied within the camera, they extend the range of ways in which images can be enjoyed.

●Movie Recording with Sound Up to the Limit of Available Memory

Long-time recording with sound allows the full extent of available memory to be used for movie recording, up to a maximum of 56 minutes 35 seconds (with 512MB xD-Picture Card, in SQ mode).

●Histogram Display

Histogram display — a high-performance feature rarely seen on compact digital cameras— enables users to easily confirm optimum exposure.

●PictBridge Support for Easy Photo Printing

Support for the PictBridge standard allows the camera to be connected to any PictBridge-enabled printer for easy printing without the use of a computer. In addition, albums created with the camera's Album function can be printed in their entirety, and the large, high-definition HyperCrystal LCD monitor makes it easy to trim pictures before printing.

●Optional PT-026 Water Protector for Underwater Shooting at Depths Up to 40 Meters

The optional PT-026 provides waterproof protection to a depth of 40 meters, and the camera's Underwater Scene Program modes help ensure beautiful results.

μ-40 DIGITAL Specifications

		μ-40 DIGITAL
Number of Effective Pixels		5.0 million pixels
Image Pickup Element		1/2.5 inch CCD
Lens	Structure	5 elements in 3 groups Including 3 aspherical lenses
	Focal Length	5.8~17.4 mm (equivalent to 35~105mm zoom on a 35mm camera)
	F No.	F3.1(W)~F5.2(T)
	Optical Zoom Digital Zoom	3x 4x (up to 12x seamless in combination with optical zoom)
	Working Range	Standard mode: 0.5m~infinity Macro mode: 0.2m~infinity Super Macro mode: up to 0.07m (Tele only, Flash Off)
Recording	Still Image Recording System	JPEG (DCF: Design rule for Camera File system), DPOF compatible, Exif2.2, PRINT Image Matching III
	Still Image Storage Capacity (when using bundled 32 MB xD-Picture Card)	2560 x 1920 / SHQ: Approx. 8 images, HQ: Approx. 26 images 2048 x 1536 / SQ1: Approx. 40 images, 1600 x 1200 /SQ2: Approx. 48 images, 1280 x 960 / SQ2: Approx. 76 images 1024 x 768 / SQ2: Approx. 117 images 640 x 480 / SQ2: Approx. 180 images
	Motion Image Recording System	QuickTime Motion JPEG support (frame rate: 15fps)
	Motion Image Storage Capacity	320 x 240 pixels (HQ): approx. 1 min. 23 sec. (with bundled 32MB xD-Picture Card), approx. 22min. (with 512MB xD-Picture Card) 160 x 120 pixels (SQ): approx. 3 min. 31 sec. (with bundled 32MB xD-Picture Card), approx. 56 min. (with 512MB xD-Picture Card)
	Still Image Sound Recording Format	WAVE format
	Recording Media	xD-Picture Card (16, 32, 64,128, 256, 512MB)
LCD Monitor	Size/Type	1.8-inch, high-contrast, wide-view-angle, semi-transmissive LCD
	Number of Pixels	Approx. 215,000 pixels
Playback	Still Image Close-up	Magnification: 2x/3x/4x/5x/6x/7x/8x
	Still Image	Divided into 4/9/16/25 parts

	Index Display	
	Still Image Image Rotation	90°/-90° (rotation information written in Exif)
	Still Image Calendar Display	Yes
	Still Image Album Display	Yes
	Still Image Slideshow Display	Yes
	Motion Image Playback	Normal, Frame-by-frame, Fast-forward, Reverse
	Audio Playback	Yes (internal speaker provided)
Sensitivity	Auto	Yes (ISO approx. 64~640, varies according to Scene Program)
	Preset	ISO approx. 64/100/200/400
Focusing System		Auto Focus (TTL contrast detection system), Spot / iESP AF
Still Image Exposure Control	Modes	Program Auto, Landscape, Landscape + Portrait, Portrait, Indoor, Sports, Beach & Snow, Behind Glass, Self Portrait + Self Timer, Self Portrait, Sunset, Night Scene, Night Scene & People, Cuisine, Document, Candle, Underwater Wide, Underwater Macro, Shoot & Select 1, Shoot & Select 2
	Shutter Speed	1/2 to 1/1000 sec. (Night Scene: up to 4 sec.)
	Exposure Compensation	±2EV in 1/3EV increments
Photometric Systems		Digital ESP metering Spot metering
White Balance	Auto	Yes
	Preset	Daylight, Overcast, Tungsten Light, Fluorescent Light 1, Fluorescent Light 2, Fluorescent Light 3
Built-In Flash	Flash Working Range	W: Approx. 0.2m~4.2m T: Approx. 0.2m~2.6m
	Flash Modes	Auto (automatic flash activation in low light or backlight), Red-Eye Reduction, Fill-In, Off
Sequence Mode		Approx. 1.5 frames/sec. (HQ mode) Consecutive shooting capability in HQ mode: Approx. 4 frames
Special Functions	Function Shooting	2-in-1 shooting
	Panorama	Yes (only with Olympus-brand xD-Picture cards; PC equipped with OLYMPUS Master software required)
	Customization	Switchable GUI Languages (Japanese/English)
	Still Image Editing (saved as separate file)	Soft Focus, Fisheye, Black & White, Sepia, Resize (640 x 480, 320 x 240), Trimming
	Motion Image	Index image creation

	Editing	
Weatherproofing		Equivalent to IEC Standard Publication 529 IPX4, protection from water splashed from any direction
External Connectivity	PC/Printer	USB interface (Windows XP/Me/98SE/2000, Mac OS 9.0~9.2 /X 10.1~10.3), PictBridge
	TV	AV output terminal (Switchable NTSC/PAL)
	Remote Control	RM-1 (optional)
Power Supply	AC Adapter	D-7AC adapter (optional)
	Battery	Lithium-ion rechargeable battery (LI-12B)
	Battery Shooting Life (CIPA testing)	Approx. 240 shots (averaged)
Dimension		99 (W) x 55.5 (H) x 31 (D) mm (excluding protrusions)
Weight		165g (excluding batteries and memory media)
Accessories (bundled)		xD-Picture Card (32MB) Lithium-ion rechargeable battery (LI-12B) Lithium-ion battery charger (LI-10C) Battery charger cable USB cable AV cable CD-ROM (OLYMPUS Master) Strap

*Specifications are subject to change without notice.

Optional Accessories

Item	MSRP (including Tax)	Description
Remote Control RM-1	¥3,000 (¥3,150)	For multi-function remote control of zoom, image playback, and other functions
Waterproof Housing PT-026	¥23,000 (¥24,150)	Waterproof to a depth of 40m (available Feb. 2005)
Camera Case		
CSCH-28BE	¥2,800 (¥2,940)	Soft case (beige)
CSCH-28NV	¥2,800 (¥2,940)	Soft case (navy)
CSCH-28WR	¥2,800 (¥2,940)	Soft case (wine red)
Hand Strap CHS-01SV	¥1,500 (¥1,575)	Metal (silver)
Neck Strap		
CNS-01SV	¥2,500 (¥2,625)	Metal (silver)
CNS-01BL	¥2,500 (¥2,625)	Metal (blue)

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914Tel:
+81-3-3340-2374 Fax: +81-3-3340-2130

I N F O R M A T I O N

November 30,2004

Development of Capsule Endoscopes and Peripheral Technologies for further Expansion and Progress in Endoscope Applications

- Capsule Endoscope Technologies Aim to Extend Application to the Esophagus, Stomach,Colon, etc.

Olympus Medical Systems Corporation (President: Koji Miyata) has developed key technologies, centered on "Capsule guidance system" and "Wireless power supply system", for capsule endoscopes to be used in all parts of the gastrointestinal tract, including the esophagus, the stomach and the colon. Olympus has always believed it is essential to equip capsule endoscopes with functions that enable them to be freely operated within the gastrointestinal tract without batteries, just like today's gastrointestinal endoscopes. It continues development work on the associated necessary technologies for treatment and diagnosis, as well as observation.

●Capsule endoscope technology

(1) Technology of capsule endoscope	**:Compact, low power-consumption imaging technology, wireless transmission technology**
(2) Capsule guidance system	**: Navigates (capsule) freely within the gastrointestinal tract**
(3) Wireless power supply system	**: Eliminates constraints on operating time and energy levels**
(4) Drug delivery system	**: Administer drugs directly to the affected area**
(5) Body fluid sampling technology	**: Extracts body fluid for diagnosis and analysis**
(6) Self-propelled capsule	**: Propels (capsule) freely within the gastrointestinal tract**
(7) Ultrasound capsule	**: Ultrasound scanning from inside the body**

In connection with (1), Olympus initiated clinical trials in the fall of 2004 with a view to commercializing a passive, observation only-type capsule endoscope for use in small intestine applications.

●Background to technological development

In the area of gastrointestinal endoscopes, Olympus has developed various fiberscopes and videoscopes since it unveiled the first practical gastrocamera in 1950. One of the most recent extra-slim video endoscopes feature high-definition observation, another a distal-end outer diameter measuring only 5mm. Olympus has also prepared a range of endotherapy accessories, including devices for arresting bleeding, excising polyps and mucous membrane and recovering foreign bodies with minimum invasiveness. These promote greater efficiency in medical institutions and help improve quality of life for the patients. Gastrointestinal endoscopes are now recognized as the only medical devices that can simultaneously perform observations, diagnoses (tissue extraction), and treatment. As a result, they are now widely used in medical institutions throughout Japan.

Meanwhile, capsule endoscopes differ from conventional endoscopes in that they do not involve tube insertions. Instead, this examination method is expected to make life easier for patients because the endoscopes take the form of easy-to-swallow capsules that do not require topical anesthesia in the throat. After they have been taken orally, the capsule endoscopes generally available today are carried through the body by the peristaltic movement of the stomach and the intestines. During this process, they automatically take images of the gastrointestinal tract.

Olympus has for many years continued research into bringing the functionality of capsule endoscopes steadily closer to the functionality of conventional endoscopes. The most recently developed technologies are the key to developing the capsule endoscopes of the future. They include technology to control the capsule endoscope so that it can easily be brought closer to the part of the body that needs to be examined, and look at parts that are in

shadow. Other technologies eliminate the need for batteries inside the capsule by providing electricity from outside the body, allow drugs to be delivered directly to the target affected area, and allow samples to be collected for diagnosis and analysis.

•Descriptions of Individual Technologies

(1) Passive capsule observation endoscopes(Technology of capsule endoscope)

These basic capsule endoscopes are equipped with the basic technologies needed for observation. The capsule is 26mm long with an external diameter of 11mm. It features compact, low power-consumption imaging technology and wireless transmission technology.

With a view to commercializing this type for use in small intestine applications, Olympus initiated clinical trials in the fall of 2004.

Compact, low power-consumption imaging technology	A supersensitive image pickup device illuminates the interior of the body and captures images through an ultra-compact lens.
Compact, low power-consumption wireless transmission technology.	The images captured by the image pickup device are transmitted outside the body by wireless through an ultra-small antenna.



External view of passive capsule observation endoscopes

(2) Capsule guidance system

This technology uses magnetism to freely control the capsule's movements. Olympus is working on development in a joint effort with the Arai/Ishiyama Laboratory, Research Institute of Electrical Communication, Tohoku University. The principle behind the technology calls for the creation of a uniform magnetic field in any direction (N/S Poles) by an external magnetic field generator using three pairs of opposing electromagnets arranged in three directions X, Y and Z (vertically, laterally and depths). The capsule endoscope can then be turned in any desired direction by means of its built-in magnet. The free directional magnetic field is then used to generate a rotating magnet field which rotates the capsule, generating thrust through the spiral structure on the capsule's exterior. Since this allows free control of forward and reverse motion and motional direction, the capsule can be made to approach the part of the body to be inspected. The direction of observation can also be adjusted.


Propelling direction
S
Rotational magnetic field
Permanent magnet
S
N
Spiral
Capsule
N

Conceptual diagram of the capsule guidance principle


X
Y
Z
Magnetic field
Pair coils

Conceptual diagram of the free directional magnetic field generation

Joint R&D with: The Arai/Ishiyama Laboratory, Research Institute of Electrical Communication, Tohoku University

(3) Wireless power supply system

This technology provides an extracorporeal supply of the energy required for the capsule's built-in compact image pickup device and image transmission from within the capsule. Coils located outside the body use electromagnetic induction to provide electric power to the receiving coils inside the capsule. This makes it possible to secure the electric energy needed for long-term observations and the instantaneous electric power needed for high frame-rate photography.


Receiving coil
Receiving circuit
Imaging sysytem
Wireless sysytem

■Comparison with built-in battery-powered models

	Operating time	Instantaneous power
Wireless power supply	Unlimited	5 frames/second possible
Built-in battery	8 hours	2 frames/second possible

(4) Drug delivery system

Inside the capsule there is a deflatable balloon containing drugs fitted with a small valve that can be controlled by communications from outside the body. This allows drugs to be delivered freely at any given time or place.

(5) Body fluid sampling technology

There is also a negatively-pressurized space within the capsule for storing extracted body fluids using a small valve that can be controlled by communications from outside the body. This is useful for diagnosis and analysis because it allows free collection of body fluids.

(6) Self-propelled capsule

The body of the capsule can propel itself freely within the gastrointestinal tract because it is fitted with an a mechanism that serves as a propelling mechanism and requires no external driving apparatus. Olympus is currently working on the development of several types of propelling mechanisms, including a twin-spiral type and a caterpillar-type.

(7)Ultrasound capsule

The ultrasound capsule makes it possible to conduct ultrasound scanning from inside the body because it incorporates the necessary miniaturized functions within itself. Since it radiates ultrasound from inside the body cavities, it is expected to deliver higher-resolution ultrasound images with less attenuation than those obtainable from external ultrasonography.

● **Inquiries**

o Press: Iuchi, Murakami, PR & IR Dept., Olympus Corporation
TEL: 03-3340-2010 direct line FAX 03-3340-2130
Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914, Japan
URL: http://www.olympus.co.jp/